Filed by: Diebold, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Wincor Nixdorf AG
Commission File No.: 333-166189

On October 17, 2015, Diebold, Incorporated made public the following materials in relation to its potential business combination with Wincor Nixdorf AG:

pressrelease

Media Relations	Investor Relations
Mike Jacobsen, APR	Steve Virostek
+1-330-490-3796	+1-330-490-6319
michael.jacobsen@diebold.com	stephen.virostek@diebold.com

FOR IMMEDIATE RELEASE:
Oct. 17, 2015

DIEBOLD IN DISCUSSIONS WITH WINCOR NIXDORF ON POTENTIAL BUSINESS COMBINATION

NORTH CANTON, Ohio - Diebold, Incorporated (NYSE:DBD) today confirmed that it has entered into a non-binding term sheet agreement with Paderborn, Germany-based Wincor Nixdorf regarding the key parameters of a potential strategic business combination. Such a business combination would be implemented through a public tender offer for all issued shares of Wincor Nixdorf. The proposed offer price of EUR 52.50 per share for Wincor Nixdorf would be paid in cash and Diebold shares.

Entry into a transaction is still subject to material conditions, including the satisfactory completion of due diligence by both parties. There can be no assurance that any binding agreement will be reached at the above mentioned terms, or at all, or that a public tender offer will be launched. Any agreement considered by Diebold and Wincor Nixdorf would be undertaken with the objective of creating value for both sets of shareholders, customers and employees alike.

Diebold will have no further comment on any potential combination until a binding agreement is reached or the discussions are terminated.

About Diebold
Diebold (NYSE: DBD) provides the technology, software and services that connect people around the world with their money - bridging the physical and digital worlds of cash conveniently, securely and efficiently.  Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 16,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at www.diebold.com or on Twitter: http://twitter.com/DieboldInc.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
Should Diebold, Inc. (“Diebold”) and Wincor Nixdorf AG (“Wincor Nixdorf”) proceed with the contemplated business combination transaction, they expect that Diebold would file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) which would include an offering prospectus of Diebold to be used in connection with the offer by Diebold (or a wholly-owned subsidiary of Diebold) to acquire all issued Wincor Nixdorf shares. In such case, when available, Diebold would disseminate the offering prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the issued shares of Wincor Nixdorf. Diebold and Wincor Nixdorf also expect that Diebold or its wholly owned subsidiary would file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC OR BAFIN, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You would be able to obtain a free copy of an offering prospectus (if and when it becomes available) and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The offering prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s Website at www.bafin.de and at Diebold’s Website at www.diebold.com.
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer would be disclosed in the offer document after the publication has been approved by BaFin and in documents that would be filed with the SEC. Diebold reserves the right, not to proceed with, or to deviate in the final terms of a public offer from the basic information described herein. Investors and holders of Diebold shares and Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Diebold shares and Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, if ever, since they would contain important information.
No offering of securities would be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the contemplated business combination and a potential offer, the likelihood that such transaction could be entered into or consummated and the effects of any transaction on the businesses of Diebold or Wincor Nixdorf. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of a term sheet agreement, a business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common stock, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, would be more fully discussed in an offering prospectus that would be included in the Registration Statement on Form S-4 that would be filed with the SEC in connection with the contemplated business combination and contemplated offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

###